AMERICAN BONANZA RESOURCES CORP.
                      94 Dowdeswell Street, P.O. Box N7521
                                 Nassau, Bahamas
                                  (866)640-8818
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                                                                   March 3, 2009

Ms. Jennifer O'Brien
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE, Stop 7010
Washington, D.C. 20549

Re: Form 10-K for the Fiscal Year Ended October 31, 2008
    Filed January 22, 2009
    Form 10-Q for the Fiscal Quarter Ended January 31, 2009
    Filed February 25, 2009
    File No. 333-130286

Dear Ms. O'Brien,

Thank you for your assistance in the review of our filings. In response to your comment letter dated March 2, 2009 we have filed the amended reports and provide this cover letter to assist you in your further review.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008

CONTROLS AND PROCEDURES

     1.   We have revised the disclosure to include the information required by
          Item 307 of Regulation S-K regarding management's conclusion on the effectiveness of our disclosure controls and procedures as of October 31, 2008 which was inadvertently omitted in the original filing.

     2. We have divided our disclosure into three separate topics as you suggested.

EXHIBITS 31.1 AND 31.2

     3. We have revised to include the exact wording of the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JANUARY 31, 2009

     4. We have modified our disclosed definition of "disclosure controls and procedures" by including the wording "accumulated and communicated to our management, including our principal executive and financial officers".

     5. We have modified our disclosure to conform to the requirements of Item 308T(c) of Regulation S-K. 6. We have revised to conform with the internal controls disclosures made in our October 31, 2008 10-K.

Sincerely,


/s/ Wolf Seyfert
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Wolf Seyfert
President & Director